PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

RECEIVED
2007 MAY 14 A 10:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

3 May 2007

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

07023465

SUPPL

Dear Sirs,

GKN plc

- **Result of AGM and AGM Trading Statement**
- **Notification of major interests in shares**
- **Total Voting Rights**

For your information I enclose copies of the above announcements.

Yours faithfully,

S. DeRitter

Sandie De Ritter

Encs

PROCESSED
MAY 17 2007
THOMSON
FINANCIAL

Regulatory Announcement

Company	GKN PLC
TIDM	GKN
Headline	AGM Statement
Released	11:28 03-May-07
Number	PRNUK-0205

3 May 2007

GKN CHAIRMAN'S AGM STATEMENT

Conditions in our major markets in the first few months of the year have been broadly as we outlined in February. In Automotive, North American production has been slightly softer than expected, although output in Western Europe has been slightly higher and developing markets continue to see good growth. The Aerospace sector has remained strong and OffHighway markets have also shown signs of improvement.

All major businesses have continued to see a healthy rate of new business wins and the acquisition of the Teleflex Aero engine components business is expected to complete around mid-year.

Raw material cost increases have been higher than expected, with costs having risen sharply in the last two months, and currency translation effects have also been unfavourable, with most of the major currencies in which we operate being weaker against Sterling than in the same period of 2006.

Notwithstanding these factors, the Group has made progress in the year to date and the outlook for the year as a whole remains in line with earlier expectations.

Enquiries:
GKN Corporate Communications

020 7463 2354

END

Regulatory Announcement

Go to market news section

Free annual report

Company	GKN PLC
TIDM	GKN
Headline	Result of AGM
Released	16:37 03-May-07
Number	PRNUK-0305

GKN plc

Result of AGM

GKN plc announces that at its Annual General Meeting held earlier today, all resolutions were passed on a show of hands.

Details of the proxy votes received prior to the Meeting will be available on the Company's website www.gkn.com.

In accordance with Listing Rule 9.6.2, two copies of the resolutions passed as special business have been submitted to the UK Listing Authority and will be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

The items of special business approved at the AGM were:
(a) approval of the Directors' remuneration report;
(b) authority to purchase the Company's ordinary shares;
(c) authority to support `EU political organisations'; and
(d) authority to amend the Company's articles of association.

Grey Denham
Company Secretary
3 May 2007

END

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Regulatory Announcement

Company	GKN PLC
TIDM	GKN
Headline	Holding(s) in Company
Released	11:13 02-May-07
Number	PRNUK-0205

TR-1i: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

GKN plc

2. Reason for the notification: (please state Yes/No):

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

An event changing the breakdown of voting rights:

Other (please specify):

3. Full name of person(s) subject to the notification obligation (iii):

Standard Life Investments Ltd

4. Full name of shareholder(s) (if different from 3.) (iv):

Vidacos Nominees

5. Date of the transaction and date on which the threshold is crossed or reached (v):

30/04/2007

6. Date on which issuer notified:

01/05/2007

7. Threshold(s) that is/are crossed or reached:

6%

8. Notified details:

Standard Life Investments Ltd disposed of 731,114 shares

EXEMPTION NO. 82 - 5204

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation Previous to the Triggering Transaction		Resulting situation after the triggering transaction (vii)				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights (ix)		% of voting rights	
			Direct	Direct (x)	Indirect (xi)	Direct	Indir
Ordinary GB0030646508	42,573,144	42,573,144	20,582,157	20,582,157	21,259,873	2.922%	3.018

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period / Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
41,842,030	5.940%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Standard Life Investments Ltd.

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

GKN plc is disclosing this information in accordance with DTR 5.8.12.

14. Contact name: Chris Winters, Senior Secretarial Assistant, GKN plc

15. Contact telephone number: 01527 533383

END

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Regulatory Announcement

Company	GKN PLC
TIDM	GKN
Headline	Total Voting Rights
Released	09:26 01-May-07
Number	PRNUK-0105

GKN plc

Voting Rights and Capital

In conformity with Rule 5.6.1 of the Financial Services Authority's Disclosure and Transparency Rules, GKN plc is required to notify the market of the following:

As at 30 April 2007, GKN plc's issued share capital consisted of 743,088,988 ordinary shares of 50p each. Each ordinary share carries one vote. GKN plc holds 38,659,142 ordinary shares in Treasury. Therefore, the total number of voting rights in GKN plc is 704,429,846.

The above figure (704,429,846) may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they can determine if they are required to notify their interest in, or a change to their interest in, GKN plc under the Financial Services Authority's Disclosure and Transparency Rules.

Grey Denham

Company Secretary

1 May 2007

END

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Mission Everest

Meeting on 26th April 2007 at
Ipsley House, Redditch at 10.00 a.m.

Present: Martyn Vaughan (Chairman)
Peter Baillie
Frank Bamford
Maureen Constantine
Judith Felton (by telephone)
Mark Johnstone
Stephen Spencer

In attendance: Aidan Adkins
Claire Ansell
Richard Cranmore
Julie Hill
Sali Morris
Ulrike Stoecker

Apologies: Paul Dinwiddy
Francis Knowles
Doug McIldowie

Action		Communications
	24.	**Merchandise**
PKB PKB Divisional Co-ordinators		It had not proved possible to establish secure payment facilities for employees to purchase Mission Everest merchandise via Ourspace. An order form had been drafted and would be posted on the site for use by employees. **Actions**: Prices of all merchandise also to be put on Ourspace. For the benefit of employees who do not have access to Ourspace, photographs of merchandise (and prices) to be circulated to Divisional Co-ordinators together with an order form for dissemination to all sites. Completed order forms to be returned to Kristina Monaghan for processing.

GKN plc

Minutes of a Meeting of the Executive Committee
held at GKN Driveline North America, Auburn Hills, Michigan, USA
on Thursday, 19th April 2007 at 8.00 a.m.

Present:

Kevin Smith	- Chairman
Marcus Bryson	
Arthur Connelly	
Maureen Constantine	
Grey Denham	
Simon Pryce	
Andy Reynolds Smith	
Nigel Stein	
Martyn Vaughan	
Judith Felton	- Secretary

In attendance:

Peter Baillie
Gary Cosby

For Minute Nos. 2556-7

David Birtwistle - Global Reward Director

Action **Minute No**

2554 **MINUTES**

(a) The Minutes of the meeting held on 13th March 2007 were approved as a correct record for signature by the Chairman.

(b) Matters arising

(i) German Supervisory Board
(Previous Minute No.2443(b)(iv))

Maureen Constantine had circulated an information paper on the German reorganisation. The proposed structure of the new Supervisory Board (GKN Holdings Deutschland) as set out in the paper was accepted.

END